Exhibit 21

SUBSIDIARIES OF DPL INC.

DPL Inc. had the following significant subsidiaries on February 28, 2002:

State of Incorporation
The Dayton Power and Light Company	Ohio
Miami Valley Insurance Company	Vermont
DPL Energy, LLC	Ohio
Plaza Building, Inc.	Ohio
MVE, Inc.	Ohio
Miami Valley Market Hub, Inc.	Ohio
DPL Finance Company, Inc.	Delaware
DPL GTC Management Company, Inc.	Ohio